AMERITAS LIFE INSURANCE CORP. LOGO
                                       5900 "O" Street, Lincoln, Nebraska  68510




February 12, 1997




Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


RE:      Rule 24f-2 Notice for Ameritas  Life Insurance Corp.
         Separate Account LLVL
         (Registration No. 811-8868) (Registration No. 33-86500)


Gentlemen:

In my opinion:

         1. Ameritas Life Insurance Corp. ("ALIC") is a corporation duly organized and existing under the laws of the State of Nebraska.

         2. The offer and sale by ALIC of the variable life insurance contracts covered by the foregoing Rule 24f- 2 Notice have been validly authorized and the contracts, the registration of which is made definite by said Notice, create lawful and valid obligations of ALIC in accordance with the terms thereof.


Very truly yours,


/s/ Norman Krivosha

Norman Krivosha
Executive Vice President
Secretary and Corporate General Counsel

NK:ljw